February 2013 Pricing Sheet dated February 11, 2013 relating to Preliminary Terms No. 27 dated February 6, 2013 Registration Statement No. 333-177923 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Trigger PLUS Based on the iShares® MSCI Emerging Markets Index Fund due February 16, 2017
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS — FEBRUARY 11, 2013
Issuer:	JPMorgan Chase & Co.
Maturity date:	February 16, 2017, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-II
ETF Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Reference index:	MSCI Emerging Markets Index
Aggregate principal amount:	$2,990,000
Payment at maturity:	If the final share price is greater than the initial share price, for each $10 stated principal amount Trigger PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price but is greater than the trigger level, for each $10 stated principal amount Trigger PLUS,
$10
If the final share price is less than or equal to the trigger level, for each $10 stated principal amount Trigger PLUS,
$10 × share performance factor
This amount will be less than the stated principal amount of $10 per Trigger PLUS and will represent a loss of at least 10%, and possibly all, of your investment.
Leveraged upside payment:	$10 × leverage factor × share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	The closing price of one ETF Share on the pricing date, which is $43.83, divided by the adjustment factor
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of PLUS — Anti-Dilution Adjustments” in the accompanying product supplement no. MS-1-II.
Final share price:	The closing price of one ETF Share on the valuation date
Trigger level:	$39.447, which is equal to 90% of the initial share price, subject to adjustment
Valuation date:	February 13, 2017, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-II
Leverage factor:	400%
Maximum payment at maturity:	$14.315 (143.15% of the stated principal amount) per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	February 11, 2013
Original issue date:	February 14, 2013 (3 business days after the pricing date)
CUSIP / ISIN:	48126E222 / US48126E2220
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per Trigger PLUS	$10.00	$0.30	$9.70
Total	$2,990,000	$89,700	$2,900,300
(1)	The price to the public includes the estimated cost of hedging our obligations under the Trigger PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-33 of the accompanying product supplement no. MS-1-II.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.30 per $10 stated principal amount Trigger PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-49 of the accompanying product supplement no. MS-1-II.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. ms-1-ii, underlying supplement no. 1-i, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Trigger PLUS” at the end of this document.

Preliminary terms no. 27 dated February 6, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213001083/e51899fwp.pdf

Product supplement no. MS-1-II dated February 6, 2013:http://www.sec.gov/Archives/edgar/data/19617/000095010313000899/crt_dp36035-424b2.pdf

Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.